Via Facsimile and U.S. Mail
Mail Stop 6010

April 17, 2008

Mr. Alan M. Pearce
Chief Financial Officer; Director
Biovest International, Inc.
377 Plantation Street
Worcester, MA 01605

Re: Biovest International, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2006
Form 10-Q for the Quarterly Period Ended December 31, 2006
File No. 000-11480

Dear Mr. McNulty:

We have completed our review of your Forms 10-KSB and 10-Q and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief